Exhibit 12.01

XCEL ENERGY INC. AND SUBSIDIARIES
STATEMENT OF COMPUTATION OF
RATIO OF EARNINGS TO FIXED CHARGES
(amounts in thousands, except ratio)

	Year Ended Dec. 31
	2011	2010	2009	2008	2007
Earnings, as defined:
Pretax income from continuing operations	$1,309,690	$1,188,591	$1,056,838	$984,406	$870,383
Add: Fixed charges	725,375	708,529	705,740	654,080	722,561
Add: Dividends from unconsolidated subsidiaries	34,034	32,538	29,059	-	-
Deduct: Equity earnings of unconsolidated subsidiaries	30,527	29,948	24,664	3,571	1,900
Total earnings, as defined	$2,038,572	$1,899,710	$1,766,973	$1,634,915	$1,591,044

Fixed charges, as defined:
Interest charges	$591,098	$577,291	$561,654	$552,919	$563,438
Interest charges on life insurance policy borrowings	332	372	324	248	105,396
Interest component of leases	133,945	130,866	143,762	100,913	53,727
Total fixed charges, as defined	$725,375	$708,529	$705,740	$654,080	$722,561
Ratio of earnings to fixed charges	2.8	2.7	2.5	2.5	2.2